

November 18, 2010

By U.S. Mail and Facsimile to (212) 640-1285

Daniel T. Henry
Executive Vice President and Chief Financial Officer
American Express Company
200 Vesey Street, World Financial Center
New York, NY 10285

> **Re:** **American Express Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **File No. 001-07657**

Dear Mr. Henry:

We have reviewed your response to our letter dated October 15, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2010

Note 15. Contingencies, page 32

1. We note your response to prior comment 4 of our letter dated June 15, 2010 and your enhanced litigation-related disclosures here in your September 30, 2010 Form 10-Q. It appears your threshold for disclosure is whether you can "reasonably estimate" what the eventual outcome of the pending matters will be, but that you are not able to do so for a number of, if not all of, your outstanding litigation matters due to the "inherent difficulty of predicting the outcome" of these cases. We do not believe that your conclusion is consistent with the guidance in ASC 450. We also note that for the vast majority of litigation matters discussed you have not provided any discussion of the possible loss or range of possible

losses, which appears unusual given the different stages of each of the litigation matters discussed below. Please either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have any questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief